Exhibit 99.1

Scorpio Tankers Inc. Announces Repurchases of its Common Shares, and on August 2, 2023 the Company will Issue Second Quarter 2023 Results and have a Conference Call

MONACO, July 17, 2023 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced today repurchases of its common shares, and on August 2, 2023 the Company will issue second quarter 2023 results and have a conference call.

Repurchases of Shares

Scorpio Tankers has recently repurchased 838,050 of its common shares in the open market at an average price of $43.93 per share. There is $213.2 million of remaining availability under the Company’s 2023 Securities Repurchase Program as of July 17, 2023.

Second Quarter Earnings and Conference Call

On Wednesday August 2, 2023, the Company plans to issue its second quarter 2023 earnings press release in the morning (Eastern Daylight Time) and host a conference call at 8:30 AM Eastern Daylight Time and 2:30 PM Central European Summer
Time.

Title: Scorpio Tankers Inc. Second Quarter 2023 Conference Call

Date: Wednesday August 2, 2023

Time: 8:30 AM Eastern Daylight Time and 2:30 PM Central European Summer Time

The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:
https://edge.media-server.com/mmc/p/8q35pjcs

Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The conference will also be available telephonically:

US/CANADA Dial-In Number: 1 (833) 636-1321
International Dial-In Number: +1 (412) 902-4260
Please ask to join the Scorpio Tankers Inc call
Participants should dial into the call 10 minutes before the scheduled time.

To access the replay telephonically (valid until August 16, 2023):

US Toll Free: 1-877-344-7529
International Toll: +1-412-317-0088

Canada Toll Free: 1-855-669-9658

To access dial-in numbers for additional countries click on the below link
https://services.choruscall.com/ccforms/replay.html

Replay Access Code: 8082952

The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, lease finances or bareboat charters-in 112 product tankers (39 LR2 tankers, 59 MR tankers and 14 Handymax tankers) with an average age of 7.5 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the continuing impacts of the novel coronavirus (COVID-19) pandemic, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com